

Supplemental Operating & Financial Data
First Quarter 2003





KOGER EQUITY, INC. AND SUBSIDIARIES
SUPPLEMENTAL INFORMATION
TABLE OF CONTENTS / "SAFE HARBOR"
MARCH 31, 2003

This supplemental package may contain forward-looking statements under the meaning of the Private Securities Litigation Reform Act of 1995. Although Koger Equity, Inc. believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, there can be no assurance that the expectations will be attained. Forward-looking statements are not guarantees of future performance and therefore, undue reliance should not be placed on them. Please refer to our filings with the Securities and Exchange Commission for a more detailed discussion of the risks that may have a direct bearing on our operating results, performance and financial condition. Koger Equity, Inc. claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

KOGER EQUITY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

Dollars in thousands

	(Unaudited) 3/31/03	12/31/02	(Unaudited) 9/30/02	(Unaudited) 6/30/02	(Unaudited) 3/31/02
ASSETS					
Real Estate Investments:					
Operating properties:					
Land	$ 110,653	$ 110,653	$ 98,253	$ 98,253	$ 110,084
Buildings	779,914	783,185	688,363	685,975	670,895
Furniture and equipment	3,488	3,320	3,120	2,987	2,933
Accumulated depreciation	(157,023)	(149,830)	(142,295)	(136,010)	(129,617)
Operating properties, net	737,032	747,328	647,441	651,205	654,295
Undeveloped land held for investment	9,995	9,995	11,015	13,779	13,779
Undeveloped land held for sale	3,831	3,831	2,840	76	76
Cash and temporary investments	5,893	4,627	10,930	14,564	16,461
Restricted cash	13,191	13,340	0	0	0
Accounts receivable, net	12,657	12,183	10,744	9,802	10,441
Cost in excess of fair value of net assets acquired, net of accumulated amortization	595	595	595	595	595
Other assets	18,091	13,186	11,939	11,809	11,722
TOTAL ASSETS	$ 801,285	$ 805,085	$ 695,504	$ 701,830	$ 707,369
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Mortgages and loan payable	$ 431,660	$ 431,698	$ 314,994	$ 321,217	$ 327,415
Accounts payable	2,486	3,801	3,236	1,837	2,046
Accrued real estate taxes payable	4,022	147	6,336	6,358	3,273
Other accrued liabilities	9,969	13,435	9,929	8,903	8,607
Dividends payable	7,458	7,453	7,453	7,452	7,433
Advance rents and security deposits	5,678	5,483	5,137	4,656	4,876
Total Liabilities	461,273	462,017	347,085	350,423	353,650
Shareholders' Equity:					
Common stock	298	298	298	298	298
Capital in excess of par value	472,253	472,156	472,012	471,974	471,205
Notes receivable from stock sales to related parties	(5,266)	(5,266)	(5,066)	(5,066)	(5,066)
Other comprehensive loss	(212)	(212)	0	0	0
Retained earnings	4,626	7,813	12,726	15,784	18,898
Treasury stock, at cost	(131,687)	(131,721)	(131,551)	(131,583)	(131,616)
Total Shareholders' Equity	340,012	343,068	348,419	351,407	353,719
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 801,285	$ 805,085	$ 695,504	$ 701,830	$ 707,369

KOGER EQUITY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)

In thousands, except per share data

		Three Months Ended			
	3/31/03	12/31/02	9/30/02	6/30/02	3/31/02
REVENUES					
Rental and other rental services	$ 36,280	$ 32,065	$ 31,836	$ 31,855	$ 30,595
Management fees	205	757	839	963	788
Other	5	51	0	0	3
Total operating revenues	36,490	32,873	32,675	32,818	31,386
EXPENSES					
Property operations	13,349	12,002	11,846	11,928	10,459
Depreciation and amortization	8,456	7,993	6,663	6,731	6,522
General and administrative	2,943	2,953	2,971	2,947	2,510
Direct cost of management fees	86	705	797	822	1,011
Other	36	18	43	49	32
Total operating expenses	24,870	23,671	22,320	22,477	20,534
OPERATING INCOME	11,620	9,202	10,355	10,341	10,852
OTHER INCOME AND EXPENSE					
Interest income	54	76	98	87	145
Mortgage and loan interest	(7,403)	(7,281)	(6,041)	(6,029)	(5,795)
Total other income and expense	(7,349)	(7,205)	(5,943)	(5,942)	(5,650)
INCOME BEFORE GAIN (LOSS) ON SALE					
OR DISPOSITION OF ASSETS	4,271	1,997	4,412	4,399	5,202
Gain (loss) on sale or disposition of assets	0	19	1	0	1
INCOME BEFORE INCOME TAXES	4,271	2,016	4,413	4,399	5,203
Income taxes	0	(525)	19	62	32
INCOME BEFORE MINORITY INTEREST	4,271	2,541	4,394	4,337	5,171
Minority interest	0	0	0	0	20
NET INCOME	$ 4,271	$ 2,541	$ 4,394	$ 4,337	$ 5,151
EARNINGS PER SHARE - Diluted	$ 0.20	$ 0.12	$ 0.21	$ 0.20	$ 0.24
WEIGHTED AVERAGE SHARES - Diluted	21,327	21,332	21,410	21,469	21,350
OPERATING MARGIN	63.2%	62.6%	62.8%	62.6%	65.8%

KOGER EQUITY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)

In thousands, except per share data

	Three Months Ended		
	3/31/03	3/31/02	Fav/(Unfav)
REVENUES			
Rental and other rental services	$ 36,280	$ 30,595	$ 5,685
Management fees	205	788	(583)
Other	5	3	2
Total operating revenues	36,490	31,386	5,104
EXPENSES			
Property operations	13,349	10,459	(2,890)
Depreciation and amortization	8,456	6,522	(1,934)
General and administrative	2,943	2,510	(433)
Direct cost of management fees	86	1,011	925
Other	36	32	(4)
Total operating expenses	24,870	20,534	(4,336)
OPERATING INCOME	11,620	10,852	768
OTHER INCOME AND EXPENSE			
Interest income	54	145	(91)
Mortgage and loan interest	(7,403)	(5,795)	(1,608)
Total other income and expense	(7,349)	(5,650)	(1,699)
INCOME BEFORE GAIN (LOSS) ON			
OR DISPOSITION OF ASSETS	4,271	5,202	(931)
Gain (loss) on sale or disposition of assets	0	1	(1)
INCOME BEFORE INCOME TAXES	4,271	5,203	(932)
Income taxes	0	32	32
INCOME BEFORE MINORITY	4,271	5,171	(900)
Minority interest	0	20	20
NET INCOME	$ 4,271	$ 5,151	$ (880)
EARNINGS PER SHARE - Diluted	$ 0.20	$ 0.24	$ (0.04)
WEIGHTED AVERAGE SHARES - Diluted	21,327	21,350	(23)
OPERATING MARGIN	63.2%	65.8%	

KOGER EQUITY, INC. AND SUBSIDIARIES
FUNDS FROM OPERATIONS
(Unaudited)

In thousands, except per share data

		Three Months Ended			
	3/31/03	12/31/02	9/30/02	6/30/02	3/31/02
Funds from Operations:					
Net income	$ 4,271	$ 2,541	$ 4,394	$ 4,337	$ 5,152
Depreciation - real estate	7,191	7,396	6,174	6,277	6,041
Amortization - deferred tenant costs	396	444	378	338	363
Amortization - fair value of acquired leases	492	0	0	0	0
Minority interest	0	0	0	0	20
Loss (gain) on sale of operating properties	0	0	0	0	(1)
Loss (gain) on sale of non-operating assets	0	(19)	(1)	0	(1)
Funds from Operations (a)	12,350	10,362	10,945	10,952	11,574
Cash Available for Distribution:					
Add (Deduct):					
Rental income from straight-line rents	(1,295)	(404)	(730)	(534)	(460)
Amortization of deferred financing costs	357	1,002	303	299	289
Revenue Maintaining Building improvements	(661)	(2,091)	(332)	(1,285)	(965)
Revenue maintaining tenant improvements (b)	(1,253)	(1,464)	(1,767)	(1,070)	(906)
Revenue maintaining leasing commissions (b)	(374)	(569)	(205)	(479)	(88)
Cash Available for Distribution (a)	$ 9,124	$ 6,836	$ 8,214	$ 7,883	$ 9,444
Weighted average common shares/units outstanding - diluted	21,327	21,332	21,410	21,469	21,350
Per share/unit - diluted:					
Funds from operations	$ 0.58	$ 0.49	$ 0.51	$ 0.51	$ 0.54
Cash available for distribution	$ 0.43	$ 0.32	$ 0.38	$ 0.37	$ 0.44
Dividends paid (c)	$ 0.35	$ 0.35	$ 0.35	$ 0.35	$ 2.09
Dividend payout ratio:					
Funds from operations	60.4%	72.1%	68.5%	68.6%	64.8%
Cash available for distribution	81.8%	109.2%	91.2%	95.3%	79.5%

(a) Funds from Operations and Cash Available for Distribution are non-GAAP financial measures and should not be considered as comparable to Net Income or Earnings per Share.
(b) The amounts for the periods ending in 2002 represent the leasing costs associated with 2nd generation space.
(c) Amount includes a special dividend of $1.74 per share paid in January 2002.

KOGER EQUITY, INC. AND SUBSIDIARIES
NET OPERATING INCOME (a) (b)
(Unaudited)

In thousands, except SF and per share data

			Three Months Ended				
			3/31/03	12/31/02	9/30/02	6/30/02	3/31/02
Same Store Sales:							
Properties	120	Revenue	$ 27,538	$ 27,353	$ 28,138	$ 28,442	$ 28,362
Square Feet	6,923,153	Expense	9,631	10,038	10,369	9,923	9,414
		NOI	17,907	17,315	17,769	18,519	18,948
Occupancy - Period End			83.8%	87.2%	88.3%	89.0%	89.8%
Acquisitions:							
Properties	4	Revenue (c)	$ 8,596	$ 4,741	$ 3,583	$ 3,305	$ 2,206
Square Feet	2,009,380	Expense	3,789	1,962	1,575	1,665	1,011
		NOI	4,807	2,779	2,008	1,640	1,195
Occupancy - Period End			71.8%	72.0%	63.3%	63.1%	56.7%
Development:							
Properties	-	Revenue	$ -	$ -	$ -	$ -	$ -
Square Feet	-	Expense	-	-	-	-	-
		NOI	-	-	-	-	-
Occupancy - Period End			0.0%	0.0%	0.0%	0.0%	0.0%
Asset Sales:							
Properties	-	Revenue	$ (29)	$ (29)	$ 115	$ 108	$ 27
Square Feet	-	Expense	(71)	2	(97)	340	33
		NOI	42	(31)	212	(232)	(6)
Occupancy - Period End			0.0%	0.0%	0.0%	0.0%	0.0%
Consolidated Portfolio							
		Revenue	$ 36,105	$ 32,065	$ 31,836	$ 31,855	$ 30,595
		Expense	13,349	12,002	11,847	11,928	10,458
		NOI	22,756	20,063	19,989	19,927	20,137
Occupancy - Period End			81.1%	83.7%	85.7%	86.3%	86.3%

(a) Net Operating Income is defined as Rental and other rental services revenue less Property operating expense, excluding amortization of the fair value of acquired leases.
(b) Net Operating Income is a non-GAAP financial measure and should not be considered as comparable to Net Income.
(c) Excludes credit adjustment of $175 for the fair value of acquired leases for the period ended 3/31/03.

KOGER EQUITY, INC. AND SUBSIDIARIES
NET OPERATING INCOME (a) (b)
(Unaudited)

In thousands, except SF and per share data

			Three Months Ended		
			3/31/03	3/31/02	Fav/(Unfav)
Same Store Sales:					
Properties	120	Revenue	$ 27,538	$ 28,362	$ (824)
Square Feet	6,923,153	Expense	9,631	9,414	(217)
		NOI	17,907	18,948	(1,041)
Occupancy - Period End			83.8%	89.8%	-6.0%
Acquisitions:					
Properties	4	Revenue (c)	$ 8,596	$ 2,206	$ 6,390
Square Feet	2,009,380	Expense	3,789	1,011	(2,778)
		NOI	4,807	1,195	3,612
Occupancy - Period End			71.8%	56.7%	15.1%
Development:					
Properties	-	Revenue	$ -	$ -	$ -
Square Feet	-	Expense	-	-	-
		NOI	-	-	-
Occupancy - Period End			0.0%	0.0%	0.0%
Asset Sales:					
Properties	-	Revenue	$ (29)	$ 27	$ (56)
Square Feet	-	Expense	(71)	33	104
		NOI	42	(6)	48
Occupancy - Period End			0.0%	0.0%	0.0%
Consolidated Portfolio					
		Revenue	$ 36,105	$ 30,595	$ 5,510
		Expense	13,349	10,458	(2,891)
		NOI	22,756	20,137	2,619
Occupancy - Period End			81.1%	86.3%	-5.2%

(a) Net Operating Income is defined as Rental and other rental services revenue less Property operating expense, excluding amortization of the fair value of acquired leases.
(b) Net Operating Income is a non-GAAP financial measure and should not be considered as comparable to Net Income.
(c) Excludes credit adjustment of $175 for the fair value of acquired leases for the period ended 3/31/03.

KOGER EQUITY, INC. AND SUBSIDIARIES
CAPITAL EXPENDITURES
(Unaudited)

	Three Months Ended				
	3/31/03	12/31/02	9/30/02	6/30/02	3/31/02
Revenue Maintaining:					
Building Improvements	$ 660,966	$ 2,091,048	$ 332,300	$ 1,285,274	$ 965,000
Tenant Improvements - 2001 Leasing	48,310	298,454	30,754	-	-
Tenant Improvements - 2002 Leasing	926,380	1,060,884	1,139,035	716,686	571,400
Tenant Improvements - 2003 Leasing	277,853	-	-	-	-
Leasing Commissions - 2001 Leasing	1,641	5,452	-	216,801	-
Leasing Commissions - 2002 Leasing	150,832	736,406	208,940	-	50,332
Leasing Commissions - 2003 Leasing	221,203	-	-	-	-
Revenue Maintaining Capital Expenditures	2,287,185	4,192,244	1,711,029	2,218,761	1,586,732
Revenue Enhancing:					
Building Improvements	88,181	-	-	-	-
Tenant Improvements - 2001 Leasing	-	-	-	-	-
Tenant Improvements - 2002 Leasing	1,005,839	359,906	754,092	1,278,692	511,624
Tenant Improvements - 2003 Leasing	77,044	-	-	-	-
Leasing Commissions - 2001 Leasing	-	-	-	-	-
Leasing Commissions - 2002 Leasing	156,756	195,342	137,822	705,399	62,639
Leasing Commissions - 2003 Leasing	42,730	-	-	-	-
Revenue Enhancing Capital Expenditures	1,370,550	555,248	891,914	1,984,091	574,263
Total Capital Expenditures	$ 3,657,735	$ 4,747,492	$ 2,602,943	$ 4,202,852	$ 2,160,995

KOGER EQUITY, INC. AND SUBSIDIARIES
SUMMARY OF OUTSTANDING DEBT
AS OF MARCH 31, 2003

Description	Interest Rate	Maturity	Monthly Debt Service	Outstanding Balance 3/31/03	Outstanding Balance 12/31/02
			$(000)	$(000)	$(000)
Fixed Rate:					
Northwestern Mutual - Tranche A	8.19%	01/02/07	789	90,870	91,394
Northwestern Mutual - Tranche B	8.33%	01/02/09	710	80,868	81,331
Northwestern Mutual - Tranche C	7.10%	01/02/07	105	13,871	13,942
Northwestern Mutual - Tranche D	7.10%	01/02/09	216	28,592	28,738
New York Life	8.00%	12/10/02	0	-	7,718
Allstate Life	8.20%	12/01/06	165	18,960	19,066
Metropolitan Life	5.26%	12/17/07	373	85,000	85,000
Total Fixed Rate Debt	7.30%		2,358	318,161	327,189
Variable Rate:					
GE Capital	7.38%	06/30/21	12	1,499	1,509
Column Financial (2)	4.15%	12/09/04	266	77,000	77,000
Secured Revolving Credit Facility - $100 Million	4.12%	12/27/2004	120	35,000	26,000
Total Variable Rate Debt	4.18%		398	113,499	104,509
Total Debt	6.48%		2,756	431,660	431,698
Market Capitalization:					
Total Debt				431,660	431,698
Common Stock				326,007	332,200
Total Market Capitalization				757,667	763,898

	Amount
	$(000)
Schedule of Mortgage Maturities by Year (1):	
2003	3,882
2004	82,631
2005	6,112
2006	23,706
2007	98,098
Thereafter	182,231
Total	396,660

(1) Does not include Secured Revolving Credit Facility.
(2) Interest rate capped at 287 basis points over maximum LIBOR of 5.45 percent.

KOGER EQUITY, INC. AND SUBSIDIARIES
OPERATING PROPERTY ACQUISITIONS
2002 AND 2003

Property	Location	Rentable Square Feet	Date Purchased	Purchase Price (1)	Percent Leased 3/31/03
2002					
Three Ravinia	Atlanta, GA	805,000	01/31/02	$ 125,000,000	63%
The Lakes on Post Oak	Houston, TX	1,205,000	12/06/02	101,900,000	78%
		2,010,000		$ 226,900,000	72%

2003
None

(1) Purchase price consists of the contract price only and does not include closing costs.

KOGER EQUITY, INC. AND SUBSIDIARIES
BUILDING COMPLETIONS
2002 AND 2003

Property	Location	Square Feet	Month Completed	Total Cost (1)	Percent Leased 3/31/03
2002					
None.					
2003					
None.					

KOGER EQUITY, INC. AND SUBSIDIARIES
BUILDINGS UNDER CONSTRUCTION
MARCH 31, 2003

Property	Location	Square Feet	Expected Completion	Projected Cost (1)	Pre-Leasing to Date
None.					
		-		$ -	

(1) Includes land and building construction costs. Does not include tenant improvement costs.

KOGER EQUITY, INC. AND SUBSIDIARIES
TWENTY-FIVE LARGEST TENANTS
BASED ON ANNUALIZED GROSS RENTS
AS OF MARCH 31, 2003

Tenant (a)	Number of Leases	Occupied Square Feet	Remaining Term (Months)	Percent of Occupied	Annualized Gross Rent (b)	Percent of Rent
U S Government	42	930,019	91	12.9%	$16,966,118	12.8%
State Of Florida	42	693,247	33	9.6%	12,703,364	9.6%
Blue Cross & Blue Shield	11	579,084	26	8.1%	9,455,439	7.1%
Six Continents Hotels	1	344,389	72	4.8%	9,166,966	6.9%
Bechtel Corporation	1	371,230	75	5.2%	6,685,499	5.0%
Citifinancial	1	159,827	53	2.2%	2,958,751	2.2%
Landstar	1	176,000	140	2.4%	2,644,068	2.0%
Zurich Insurance Company	2	97,913	46	1.4%	1,895,596	1.4%
Huntsman Corp	1	108,764	134	1.5%	1,709,855	1.3%
Hoechst Celanese	1	92,376	3	1.3%	1,667,620	1.3%
Ford Motor Company	4	63,337	38	0.9%	1,363,408	1.0%
Washington Mutual Bank	2	75,376	62	1.0%	1,306,355	1.0%
ACS State Healthcare, LLC	1	52,689	71	0.7%	1,143,951	0.9%
Bellsouth	4	66,526	35	0.9%	991,184	0.7%
Siemens	2	64,883	10	0.9%	957,874	0.7%
Sara Lee	2	52,021	27	0.7%	937,241	0.7%
Enovia Corporation	1	44,095	17	0.6%	867,655	0.7%
Best Software Inc.	1	47,110	69	0.7%	770,249	0.6%
Mergent - FIS Inc.	1	45,040	53	0.6%	748,421	0.6%
Navision Software	1	37,783	53	0.5%	741,554	0.6%
Peerless Insurance Co.	1	36,306	32	0.5%	715,098	0.5%
Check Solutions Company	1	40,307	70	0.6%	710,964	0.5%
Sungard Trust Systems Inc.	2	43,569	39	0.6%	710,039	0.5%
Hirecheck Inc.	1	30,226	59	0.4%	679,174	0.5%
Alcan Cable	1	26,201	99	0.4%	652,106	0.5%
Total / Weighted Average	128	4,278,318	61	59.5%	$79,148,547	59.6%

(a) Actual tenant may be a subsidiary of, or an entity affiliated with, the named tenant.

(b) Annualized Gross Rent is the monthly contractual base rent and current reimbursements under existing
leases as of March 31, 2003 multiplied by 12.

KOGER EQUITY, INC. AND SUBSIDIARIES
INDUSTRY DIVERSIFICATION
AS OF MARCH 31, 2003

Industry (a)	Number of Leases	Occupied Square Feet	Remaining Term (Months)	Percent of Occupied	Annualized Gross Rent (b)	Percent of Rent
Finance and Insurance	149	1,687,952	33	23.5%	$30,605,799	23.0%
Public Adminstration	89	1,661,753	65	23.1%	30,264,290	22.8%
Professional, Scientific, and Technical Services	166	1,383,892	49	19.3%	25,551,695	19.2%
Manufacturing	51	610,054	44	8.5%	11,137,726	8.4%
Accomodation and Food Services	8	360,704	69	5.0%	9,371,030	7.1%
Information	41	451,736	45	6.3%	7,960,472	6.0%
Transportation and Warehousing	8	207,535	123	2.9%	3,277,043	2.5%
Construction	15	116,352	24	1.6%	2,116,453	1.6%
Administrative and Support Services	23	108,171	33	1.5%	1,954,129	1.5%
Educational Services	16	94,437	29	1.3%	1,727,685	1.3%
Health Care and Social Assistance	18	76,524	28	1.1%	1,346,076	1.0%
Other (c)	309	429,634	23	6.0%	7,542,456	5.7%
Total / Weighted Average	893	7,188,744	49	100.0%	$132,854,854	100.0%

(a) Classifications are based on the North American Indistrial Classification System (NAICS).

(b) Annualized Gross Rent is the monthly contractual base rent and current reimbursements under existing
leases as of March 31, 2003 multiplied by 12.

(c) Includes leases whose classification does not total 1.0% or more of the portfolio's annualized gross rent.

KOGER EQUITY, INC. AND SUBSIDIARIES
REGIONAL SUMMARY OF MSAs
AS OF MARCH 31, 2003

MSA	State	# of Bldgs	Age (yrs)	Square Feet	% Square Feet	% NOI (a)
Atlanta	GA	26	16	2,367,868	26.5%	31.3%
Orlando	FL	28	19	1,304,473	14.6%	15.5%
Jacksonville	FL	11	9	1,167,243	13.1%	13.0%
Houston	TX	3	23	1,204,852	13.5%	11.1%
St. Petersburg	FL	19	20	668,144	7.5%	7.3%
Tallahassee	FL	15	21	833,838	9.3%	7.2%
Charlotte	NC	15	16	709,233	7.9%	6.6%
Memphis	TN	6	10	531,755	6.0%	5.5%
Richmond	VA	1	15	145,127	1.6%	2.6%
Total		124	17	8,932,533	100.0%	100.0%

(a) Based on Net Operating Income for the first quarter of 2003.

KOGER EQUITY, INC. AND SUBSIDIARIES
OCCUPANCY SUMMARY
AS OF MARCH 31, 2003

	Square Footage				Percentage			
	Occupied	Leased, Not Commenced (a)	Vacant	Total	Occupied	Leased, Not Commenced (a)	Vacant	Total
Atlanta	1,852,411	85,576	429,881	2,367,868	78.2%	3.6%	18.2%	100.0%
Orlando	1,056,117	38,924	209,432	1,304,473	81.0%	3.0%	16.1%	100.0%
Jacksonville	1,125,451	41,614	178	1,167,243	96.4%	3.6%	0.0%	100.0%
Houston	937,575	19,092	248,185	1,204,852	77.8%	1.6%	20.6%	100.0%
St. Petersburg	571,096	2,834	94,214	668,144	85.5%	0.4%	14.1%	100.0%
Tallahassee	596,237	0	237,601	833,838	71.5%	0.0%	28.5%	100.0%
Charlotte	555,740	6,539	146,954	709,233	78.4%	0.9%	20.7%	100.0%
Memphis	410,781	2,675	118,299	531,755	77.3%	0.5%	22.2%	100.0%
Richmond	137,733	3,861	3,533	145,127	94.9%	2.7%	2.4%	100.0%
Total	7,243,141	201,115	1,488,277	8,932,533	81.1%	2.3%	16.7%	100.0%

(a) Includes square footage of fully executed leases for vacant space that commence on a future date.

KOGER EQUITY, INC. AND SUBSIDIARIES
OCCUPANCY SUMMARY

	MSA Square Feet	For The Period Ended				
		3/31/2003	12/31/2002	9/30/2002	6/30/2002	3/31/2002
Atlanta - SSS	1,563,340	1,347,087	1,415,731	1,405,961	1,363,854	1,377,317
		86.2%	90.6%	89.9%	87.2%	88.1%
Orlando	1,304,473	1,056,117	1,158,989	1,215,547	1,215,820	1,215,339
		81.0%	88.8%	93.2%	93.2%	93.2%
Jacksonville	1,167,243	1,125,451	1,156,395	1,156,973	1,151,758	1,152,430
		96.4%	99.1%	99.1%	98.7%	98.7%
Charlotte	709,233	555,740	571,548	574,139	606,586	621,847
		78.4%	80.6%	81.0%	85.5%	87.7%
St. Petersburg	668,144	571,096	571,967	576,970	575,697	569,837
		85.5%	85.6%	86.4%	86.2%	85.3%
Tallahassee	833,838	596,237	595,144	600,038	651,426	674,128
		71.5%	71.4%	72.0%	78.1%	80.8%
Memphis	531,755	410,781	416,116	434,426	443,745	451,877
		77.3%	78.3%	81.7%	83.4%	85.0%
Richmond	145,127	137,733	141,752	141,752	145,008	145,008
		94.9%	97.7%	97.7%	99.9%	99.9%
Same Store	6,923,153	5,800,242	6,027,642	6,105,806	6,153,894	6,207,783
		83.8%	87.1%	88.2%	88.9%	89.7%
Houston	1,204,852	937,575	941,411	0	0	0
		77.8%	78.1%	0.0%	0.0%	0.0%
Atlanta - ACQ	804,528	505,324	505,324	509,578	507,423	456,423
		62.8%	62.8%	63.3%	63.1%	56.7%
Acquisitions	2,009,380	1,442,899	1,446,735	509,578	507,423	456,423
		71.8%	72.0%	25.4%	25.3%	22.7%
Total	8,932,533	7,243,141	7,474,377	6,615,384	6,661,317	6,664,206
		81.1%	83.7%	85.6%	86.2%	86.2%

KOGER EQUITY, INC. AND SUBSIDIARIES
LEASING SUMMARY

	MSA Square Feet	Leased 12/31/02 (a)	Expirations (b) (c)	Renewals	Leasing Retention	New and Backfill	Gross Activity	Net Absorption	Leased 3/31/03 (a)	Leased 12/31/02	Leased 3/31/03
					For The Three Months Ended 3/31/03						
Atlanta	2,367,868	1,975,803	111,122	52,934	47.6%	20,372	73,306	(37,816)	1,937,987	83.4%	81.8%
Orlando	1,304,473	1,161,439	123,431	10,805	8.8%	46,228	57,033	(66,398)	1,095,041	89.0%	83.9%
Jacksonville	1,167,243	1,161,576	118,338	89,928	76.0%	33,899	123,827	5,489	1,167,065	99.5%	100.0%
Houston	1,204,852	949,973	32,931	17,727	53.8%	21,898	39,625	6,694	956,667	78.8%	79.4%
St. Petersburg	668,144	578,726	37,085	22,514	60.7%	9,775	32,289	(4,796)	573,930	86.6%	85.9%
Tallahassee	833,838	595,144	31,545	28,003	88.8%	4,635	32,638	1,093	596,237	71.4%	71.5%
Charlotte	709,233	571,548	35,250	9,378	26.6%	16,603	25,981	(9,269)	562,279	80.6%	79.3%
Memphis	531,755	416,949	13,490	3,109	23.0%	6,888	9,997	(3,493)	413,456	78.4%	77.8%
Richmond	145,127	141,752	13,359	0	0.0%	13,201	13,201	(158)	141,594	97.7%	97.6%
Total	8,932,533	7,552,910	516,551	234,398	45.4%	173,499	407,897	(108,654)	7,444,256	84.6%	83.3%

(a) Leased figures include all leases in effect as of the period end date, including those leases expiring on the period end date, as well as fully executed leases for vacant space that commences on a future date.

(b) Includes the rentable square footage of expired leases, as well as the square footage of future expirations for which renewal and backfills have been signed.

(c) Expirations also include leases that ended due to a termination right or default.

KOGER EQUITY, INC. AND SUBSIDIARIES
LEASE DISTRIBUTION
AS OF MARCH 31, 2003

Category	Number of Leases (1)	Percent of Leases	Tenant Occupied Square Feet (2)	Percent of Square Feet	Annualized Gross Rent (3)	Average Annualized Rent PSF	Percent of Total Rents	Remaining Term
2,500 or Less	442	49.5%	541,383	7.5%	$9,764,731	$18.04	7.3%	22
2,501 - 5,000	203	22.7%	728,027	10.1%	13,691,160	18.81	10.3%	26
5,001 - 7,500	74	8.3%	460,626	6.4%	8,628,160	18.73	6.5%	29
7,501 - 10,000	43	4.8%	374,094	5.2%	6,773,115	18.11	5.1%	33
10,001 - 20,000	52	5.8%	744,302	10.4%	13,707,719	18.42	10.3%	32
20,001 - 40,000	44	4.9%	1,260,432	17.5%	22,255,872	17.66	16.8%	56
40,001 - 60,000	18	2.0%	880,941	12.3%	16,564,259	18.80	12.5%	53
60,001 - 100,000	11	1.2%	878,721	12.2%	16,200,594	18.44	12.2%	55
100,001 or Greater	6	0.7%	1,320,218	18.4%	25,269,243	19.14	19.0%	79
Total / Weighted Average	893	100.0%	7,188,744	100.0%	$132,854,854	$18.48	100.0%	49

	Square Feet	% of Total
Square footage occupied by tenants	7,188,744	80.5%
Square footage attributable to vending/antenna	1,859	0.0%
Square footage occupied by owner/building use	52,538	0.6%
Total Occupied Square Footage	**7,243,141**	**81.1%**
Leased square footage	201,115	2.3%
Vacant square footage	1,488,277	16.7%
Total Net Rentable Square Footage	**8,932,533**	**100.0%**

(1) Analysis does not include owner occupied space, vending leases and antenna leases.
(2) Total net rentable square feet represented by existing leases.
(3) Annualized Gross Rent is the monthly contractual base rent and current reimbursements under existing leases as of March 31, 2003 multiplied by 12. Rent abatements are not included in this analysis.

KOGER EQUITY, INC. AND SUBSIDIARIES
LEASE EXPIRATIONS
AS OF MARCH 31, 2003

City	Item	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013 +	Total
Atlanta	Square Feet (1)	96,500	92,901	191,751	79,495	191,602	183,319	590,900	101,897	26,201	95,305	189,741	1,839,612
	% Square Feet (2)	4.08%	3.92%	8.10%	3.36%	8.09%	7.74%	24.95%	4.30%	1.11%	4.02%	8.01%	77.69%
	Annualized Rent (3)	1,943,613	1,915,917	3,676,333	1,424,589	3,899,187	3,553,017	14,243,119	1,802,710	652,106	2,015,025	3,211,924	38,337,541
	Number of Leases (4)	47	36	32	25	21	12	11	2	1	4	4	195
	Rent PSF	$20.14	$20.62	$19.17	$17.92	$20.35	$19.38	$24.10	$17.69	$24.89	$21.14	$16.93	$20.84
Orlando	Square Feet (1)	218,576	290,710	166,947	105,679	140,596	94,955	25,000	635	0	7,080	0	1,050,178
	% Square Feet (2)	16.76%	22.29%	12.80%	8.10%	10.78%	7.28%	1.92%	0.05%	0.00%	0.54%	0.00%	80.51%
	Annualized Rent (3)	3,840,948	5,284,305	2,985,427	2,006,873	2,100,115	1,692,207	459,306	11,618	0	175,088	0	18,555,889
	Number of Leases (4)	58	59	46	22	11	7	1	1	0	1	0	206
	Rent PSF	$17.57	$18.18	$17.88	$18.99	$14.94	$17.82	$18.37	$18.30	$0.00	$24.73	$0.00	$17.67
Jacksonville	Square Feet (1)	105,686	92,737	174,619	179,867	275,860	81,514	3,462	0	26,947	0	176,000	1,116,692
	% Square Feet (2)	9.05%	7.94%	14.96%	15.41%	23.63%	6.98%	0.30%	0.00%	2.31%	0.00%	15.08%	95.67%
	Annualized Rent (3)	1,811,974	1,750,544	2,381,878	2,881,626	5,190,209	1,416,864	67,821	0	534,302	0	2,644,068	18,679,285
	Number of Leases (4)	7	7	4	5	6	3	1	0	1	0	1	35
	Rent PSF	$17.14	$18.88	$13.64	$16.02	$18.81	$17.38	$19.59	$0.00	$19.83	$0.00	$15.02	$16.73
Houston	Square Feet (1)	61,360	79,119	74,852	43,188	87,296	50,708	385,887	36,000	0	0	108,764	927,174
	% Square Feet (2)	5.09%	6.57%	6.21%	3.58%	7.25%	4.21%	32.03%	2.99%	0.00%	0.00%	9.03%	76.95%
	Annualized Rent (3)	1,185,769	1,571,492	1,453,206	824,503	1,603,782	1,067,273	6,936,630	646,036	0	0	1,709,855	16,998,546
	Number of Leases (4)	23	22	19	10	8	7	3	2	0	0	1	95
	Rent PSF	$19.32	$19.86	$19.41	$19.09	$18.37	$21.05	$17.98	$17.95	$0.00	$0.00	$15.72	$18.33
St. Petersburg	Square Feet (1)	74,001	150,327	102,907	58,067	55,241	97,410	12,709	17,686	0	0	0	568,348
	% Square Feet (2)	11.08%	22.50%	15.40%	8.69%	8.27%	14.58%	1.90%	2.65%	0.00%	0.00%	0.00%	85.06%
	Annualized Rent (3)	1,263,877	2,254,191	1,738,889	968,917	1,028,325	1,773,569	182,883	6,615	0	0	0	9,217,266
	Number of Leases (4)	40	25	23	10	10	5	1	1	0	0	0	115
	Rent PSF	$17.08	$15.00	$16.90	$16.69	$18.62	$18.21	$14.39	$0.37	$0.00	$0.00	$0.00	$16.22
Tallahassee	Square Feet (1)	168,332	70,119	21,546	143,243	94,758	65,182	0	0	26,696	0	0	589,876
	% Square Feet (2)	20.19%	8.41%	2.58%	17.18%	11.36%	7.82%	0.00%	0.00%	3.20%	0.00%	0.00%	70.74%
	Annualized Rent (3)	3,219,067	1,240,743	358,281	2,844,834	1,708,546	1,199,334	0	0	347,181	0	0	10,917,987
	Number of Leases (4)	34	16	8	7	2	2	0	0	1	0	0	70
	Rent PSF	$19.12	$17.69	$16.63	$19.86	$18.03	$18.40	$0.00	$0.00	$13.01	$0.00	$0.00	$18.51
Charlotte	Square Feet (1)	194,478	119,771	42,473	72,816	66,881	15,464	40,307	0	0	0	0	552,190
	% Square Feet (2)	27.42%	16.89%	5.99%	10.27%	9.43%	2.18%	5.68%	0.00%	0.00%	0.00%	0.00%	77.86%
	Annualized Rent (3)	3,525,983	2,214,136	728,832	1,189,411	1,184,913	219,103	710,964	0	0	0	0	9,773,342
	Number of Leases (4)	24	21	15	8	3	3	1	0	0	0	0	75
	Rent PSF	$18.13	$18.49	$17.16	$16.33	$17.72	$14.17	$17.64	$0.00	$0.00	$0.00	$0.00	$17.70
Memphis	Square Feet (1)	55,418	40,322	145,100	82,035	38,219	47,188	0	0	0	0	0	408,282
	% Square Feet (2)	10.42%	7.58%	27.29%	15.43%	7.19%	8.87%	0.00%	0.00%	0.00%	0.00%	0.00%	76.78%
	Annualized Rent (3)	1,116,597	813,174	2,737,763	1,479,648	677,026	923,652	0	0	0	0	0	7,747,860
	Number of Leases (4)	12	12	27	15	8	3	0	0	0	0	0	77
	Rent PSF	$20.15	$20.17	$18.87	$18.04	$17.71	$19.57	$0.00	$0.00	$0.00	$0.00	$0.00	$18.98
Richmond	Square Feet (1)	13,320	13,750	45,704	22,292	26,372	4,391	10,563	0	0	0	0	136,392
	% Square Feet (2)	9.18%	9.47%	31.49%	15.36%	18.17%	3.03%	7.28%	0.00%	0.00%	0.00%	0.00%	93.98%
	Annualized Rent (3)	266,994	269,492	877,381	431,674	492,691	90,472	198,433	0	0	0	0	2,627,138
	Number of Leases (4)	5	4	5	4	4	1	2	0	0	0	0	25
	Rent PSF	$20.04	$19.60	$19.20	$19.36	$18.68	$20.60	$18.79	$0.00	$0.00	$0.00	$0.00	$19.26
Total	Square Feet (1)	987,671	949,756	965,899	786,682	976,825	640,131	1,068,828	156,218	79,844	102,385	474,505	7,188,744
	% Square Feet (2)	11.06%	10.63%	10.81%	8.81%	10.94%	7.17%	11.97%	1.75%	0.89%	1.15%	5.31%	80.48%
	Annualized Rent (3)	18,174,824	17,313,993	16,937,991	14,052,075	17,884,795	11,935,490	22,799,156	2,466,980	1,533,590	2,190,113	7,565,847	132,854,854
	Number of Leases (4)	250	202	179	106	73	43	20	6	3	5	6	893
	Rent PSF	$18.40	$18.23	$17.54	$17.86	$18.31	$18.65	$21.33	$15.79	$19.21	$21.39	$15.94	$18.48

(1) Total net rentable square feet represented by expiring leases. Expiration date reflects renewal expiration if fully executed.
(2) Percentage of total net rentable feet represented by expiring leases.
(3) Annualized Gross Rent is the monthly contractual base rent and current reimbursements under existing leases as of March 31, 2003 multiplied by 12. Rent abatements are not included in this analysis.
(4) Analysis does not include owner occupied space, vending leases and antenna leases.

KOGER EQUITY, INC. AND SUBSIDIARIES
NET EFFECTIVE RENTS

	New & Backfill Leasing				
	3/31/2003	12/31/2002	9/30/2002	6/30/2002	Average
Number of leases	42	31	29	29	33
Rentable square footage leased	171,239	217,767	108,050	154,666	162,931
Average per rentable square foot over the lease term:					
Gross Rent	$ 17.12	$ 17.06	$ 17.95	$ 20.47	$ 18.03
Tenant improvements	(1.47)	(2.59)	(1.52)	(1.96)	(1.85)
Leasing commissions	(0.41)	(0.60)	(0.49)	(0.98)	(0.60)
Other/concessions	(0.58)	(1.22)	(0.07)	(0.64)	(0.63)
Effective Rent	**14.66**	**12.65**	**15.87**	**16.89**	**14.95**
Expense stop	(4.98)	(5.34)	(5.50)	(6.16)	(5.44)
Equivalent effective net rent	**$ 9.68**	**$ 7.31**	**$ 10.37**	**$ 10.73**	**$ 9.50**
Average term (yrs)	4.8	4.9	4.8	6.0	5.1

	Renewal Leasing				
	3/31/2003	12/31/2002	9/30/2002	6/30/2002	Average
Number of leases	36	50	41	56	46
Rentable square footage leased	234,398	414,429	260,287	169,543	269,664
Average per rentable square foot over the lease term:					
Gross Rent	$ 19.09	$ 17.31	$ 17.25	$ 18.53	$ 18.02
Tenant improvements	(1.43)	(0.18)	(0.40)	(0.91)	(0.70)
Leasing commissions	(0.12)	(0.06)	(0.05)	(0.24)	(0.12)
Other/concessions	(0.02)	(0.10)	(0.14)	(0.00)	(0.07)
Effective Rent	**17.52**	**16.97**	**16.66**	**17.38**	**17.13**
Expense stop	(5.40)	(5.36)	(5.06)	(5.55)	(5.36)
Equivalent effective net rent	**$ 12.12**	**$ 11.61**	**$ 11.60**	**$ 11.83**	**$ 11.78**
Average term (yrs)	5.5	2.1	2.7	3.8	3.4

KOGER EQUITY, INC. AND SUBSIDIARIES
CAPITAL EXPENDITURES - LEASING ACTIVITY

	Three Months Ended, Dollars					Three Months Ended, PSF				
	3/31/03	12/31/02	9/30/02	6/30/02	3/31/02	3/31/03	12/31/02	9/30/02	6/30/02	3/31/02
Renewal Leasing:										
RSF Leased	234,398	414,429	260,287	169,543	434,612	234,398	414,429	260,287	169,543	434,612
Tenant Improvements	$ 1,835,392	$ 287,380	$ 418,111	$ 676,631	$ 1,511,292	$ 7.83	$ 0.69	$ 1.61	$ 3.99	$ 3.48
Leasing Commissions	$ 157,976	$ 111,504	$ 68,310	$ 165,517	$ 263,741	$ 0.67	$ 0.27	$ 0.26	$ 0.98	$ 0.61
Total Renewal	$ 1,993,368	$ 398,884	$ 486,421	$ 842,148	$ 1,775,033	$ 8.50	$ 0.96	$ 1.87	$ 4.97	$ 4.08
Backfill Leasing:										
RSF Leased	113,751	112,164	96,754	19,165	5,889	113,751	112,164	96,754	19,165	5,889
Tenant Improvements	$ 501,811	$ 1,428,067	$ 705,528	$ 182,611	$ 26,706	$ 4.41	$ 12.73	$ 7.29	$ 9.53	$ 4.53
Leasing Commissions	$ 183,426	$ 432,109	$ 248,643	$ 33,786	$ 4,552	$ 1.61	$ 3.85	$ 2.57	$ 1.76	$ 0.77
Total Backfill	$ 685,237	$ 1,860,176	$ 954,171	$ 216,397	$ 31,258	$ 6.02	$ 16.58	$ 9.86	$ 11.29	$ 5.31
Revenue Maintaining:										
RSF Leased	348,149	526,593	357,041	188,708	440,501	348,149	526,593	357,041	188,708	440,501
Tenant Improvements	$ 2,337,203	$ 1,715,447	$ 1,123,639	$ 859,242	$ 1,537,998	$ 6.71	$ 3.26	$ 3.15	$ 4.55	$ 3.49
Leasing Commissions	$ 341,402	$ 543,613	$ 316,953	$ 199,303	$ 268,293	$ 0.98	$ 1.03	$ 0.89	$ 1.06	$ 0.61
Total Revenue Maintaining	$ 2,678,605	$ 2,259,060	$ 1,440,592	$ 1,058,545	$ 1,806,291	$ 7.69	$ 4.29	$ 4.03	$ 5.61	$ 4.10
Revenue Enhancing - New/First Generation										
RSF Leased	57,488	105,603	11,296	135,720	34,293	57,488	105,603	11,296	135,720	34,293
Tenant Improvements	$ 706,307	$ 1,663,681	$ 111,808	$ 1,654,991	$ 297,444	$ 12.29	$ 15.75	$ 9.90	$ 12.19	$ 8.67
Leasing Commissions	$ 151,022	$ 301,057	$ 7,388	$ 955,251	$ 73,562	$ 2.63	$ 2.85	$ 0.65	$ 7.04	$ 2.15
Total Renewal	$ 857,329	$ 1,964,738	$ 119,196	$ 2,610,242	$ 371,006	$ 14.91	$ 18.60	$ 10.55	$ 19.23	$ 10.82
Total:										
RSF Leased	405,637	632,196	368,337	324,428	474,794	405,637	632,196	368,337	324,428	474,794
Tenant Improvements	$ 3,043,510	$ 3,379,128	$ 1,235,447	$ 2,514,233	$ 1,835,442	$ 7.50	$ 5.35	$ 3.35	$ 7.75	$ 3.87
Leasing Commissions	$ 492,424	$ 844,670	$ 324,341	$ 1,154,554	$ 341,855	$ 1.21	$ 1.34	$ 0.88	$ 3.56	$ 0.72
Total	$ 3,535,934	$ 4,223,798	$ 1,559,788	$ 3,668,787	$ 2,177,297	$ 8.72	$ 6.68	$ 4.23	$ 11.31	$ 4.59

(a) These figures reflect the dollars committed for improvements under the terms of the leases executed during each period.
    Actual expenditures and the period in which they are expended will vary.

KOGER EQUITY, INC. AND SUBSIDIARIES
SAME SUITE ANALYSIS
YEAR TO DATE MARCH 31, 2003

	New/Backfill (a)					Renewal					Total Leasing				
	RSF Leased	New Net Rent	Expiring Net Rent	Change	Percent Change	RSF Leased	New Net Rent	Expiring Net Rent	Change	Percent Change	RSF Leased	New Net Rent	Expiring Net Rent	Change	Percent Change
Atlanta	20,372	$11.15	$14.67	($3.52)	-24.0%	52,934	$14.83	$9.22	$5.61	60.8%	73,306	$13.81	$10.73	$3.07	28.6%
Orlando	44,903	$11.32	$14.03	($2.71)	-19.3%	10,805	$13.81	$13.74	$0.07	0.5%	55,708	$11.80	$13.97	($2.17)	-15.5%
Jacksonville	33,899	$11.17	$13.59	($2.42)	-17.8%	89,928	$11.80	$12.11	($0.31)	-2.6%	123,827	$11.63	$12.52	($0.89)	-7.1%
Houston	0	$0.00	$0.00	$0.00	0.0%	17,727	$10.86	$12.72	($1.86)	-14.6%	17,727	$10.86	$12.72	($1.86)	-14.6%
St. Petersburg	8,840	$11.15	$11.99	($0.84)	-7.0%	22,514	$9.70	$9.92	($0.22)	-2.2%	31,354	$10.11	$10.50	($0.39)	-3.8%
Tallahassee	1,150	$13.45	$12.54	$0.91	7.3%	28,003	$13.44	$15.90	($2.46)	-15.5%	29,153	$13.44	$15.77	($2.33)	-14.8%
Charlotte	16,603	$10.33	$16.09	($5.76)	-35.8%	9,378	$12.66	$13.41	($0.75)	-5.6%	25,981	$11.17	$15.12	($3.95)	-26.1%
Memphis	6,888	$9.30	$14.01	($4.71)	-33.6%	3,109	$11.74	$13.92	($2.18)	-15.7%	9,997	$10.06	$13.98	($3.92)	-28.1%
Richmond	13,201	$12.89	$14.10	($1.21)	-8.6%	0	$0.00	$0.00	$0.00	0.0%	13,201	$12.89	$14.10	($1.21)	-8.6%
Total	145,856	$11.20	$14.12	($2.92)	-20.7%	234,398	$12.53	$11.90	$0.64	5.4%	380,254	$12.02	$12.75	($0.73)	-5.7%

(a) Analysis includes leases fully executed from 1/1/03 to 3/31/03 for buildings owned at 3/31/03.
    Does not include First Generation space.

KOGER EQUITY, INC. AND SUBSIDIARIES
SPECIAL ITEMS INCLUDED IN QUARTER'S RESULTS
MARCH 31, 2003

In Thousands, Except Per Share Data

Lease Cancellation Fees	705
Straight Line Rent Catchup For All Leases Less Than 5,000 RSF	665
Expense Reimbursement Catchup For 2002	427
Compensation Expense Accrued Related To Options	(177)
Write Off of Development Pursuit Costs & Other Assets	(247)
Asset Management Fees from Crocker Realty Trust	194
Total	1,567
Weighted average common shares/units outstanding - diluted	21,327
Per share/unit - diluted:	
FFO Impact	$ 0.07